Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: November 6, 2015

The following is a transcript of Media General, Inc.'s third quarter earnings call held on November 5, 2015, a recording of which has been made available on Media General, Inc.'s website.

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EDITED TRANSCRIPT

MEG - Q3 2015 Media General Inc Earnings Call

EVENT DATE/TIME: NOVEMBER 05, 2015 / 2:00PM GMT

OVERVIEW:

Co. reported 3Q15 net revenues of $322m. Expects 4Q15 net revenue, excluding political advertising revenues from both years, to increase 11-15% and net revenue, including political, to decrease 2-5%.

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CORPORATE PARTICIPANTS

Andrew Carington *Media General, Inc. - VP, General Counsel and Secretary*

Vince Sadusky *Media General, Inc. - President and CEO*

Jim Woodward *Media General, Inc. - CFO*

CONFERENCE CALL PARTICIPANTS

Marci Ryvicker *Wells Fargo Securities - Analyst*

James Dix *Wedbush Securities - Analyst*

Tracy Young *Evercore ISI - Analyst*

Barry Lucas *Gabelli & Co. - Analyst*

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to the Media General, Inc.'s earnings call for the third quarter ended September 30, 2015. Today's call is being recorded. Now the Company will read a brief legal statement.

Andrew Carington - *Media General, Inc. - VP, General Counsel and Secretary*

This morning, the Company announced its third-quarter 2015 results. The press release, along with supplemental data, can be found on the Company's website at www.mediageneral.com. When available, a full transcript along with the replay of today's call will also be posted on the Company's website.

Today's presentation contains forward-looking statements, which are subject to various risks and uncertainties. They should be understood in the context of the Company's publicly available reports filed with the SEC, including sections in those reports concerning risk factors. Media General's future performance could differ materially from its current expectations. The Company undertakes no obligation to update these forward-looking statements.

Today's speakers will be the Company's President and CEO, Vince Sadusky, who will provide a high level overview of the results and achievements; and Jim Woodward, the Company's Chief Financial Officer, who will discuss our financial results and guidance. They will take your questions after their prepared remarks.

And now, I will hand the call over to Vince.

Vince Sadusky - *Media General, Inc. - President and CEO*

Thank you, Andy. Good morning, everyone, and welcome to our earnings call. We delivered strong results this quarter and made great progress on our integration and operating plans. Total net revenues on a same asset or as adjusted basis, excluding the $27 million reduction in political revenues, increased 7%. Our results were driven by solid growth in core TV advertising, higher retransmission consent fees, and synergies from the Young and LIN mergers.

One of our key strategic operating initiatives is to leverage our resources and scale operating model to grow viewership and revenues in our largest markets. We've brought in new leadership, relaunched our brands, and implemented our next gen newsroom and investigative new strategies in many markets with positive results.

For example, in Tampa, our largest big-four network station, every newscast increased viewership on a year-to-date basis, and we have moved from the fourth highest viewed station in the market to number two. Our ratings growth in Tampa has enabled us to increase market share of TV advertising revenue by 130 basis points over the last four quarters, which has driven an incremental 7% increase in that station's revenue.

We believe this strategy is resilient through economic cycles, allows us to garner a larger share of political advertising, and generates greater long-term broadcast cash flow growth. Our strong commitment to localism positively impacts our non-network affiliated stations as well, such as KRON and WISH, as pay TV operators recognize the benefits of providing unique local news and entertainment programming to our local audiences.

Overall, in July, we grew in both early and late news with adults 25 to 54. 66% of our TV stations are currently ranked number one or number two in their local markets for news, and 66% of our station websites are also ranked number one or number two for unique visitors compared to our measured broadcast competitors, which is an increase from the first half of this year.

Our programming and sales strategy has helped us to achieve a 4% increase in core TV ad revenue during the quarter, which exceeded the industry average. Our focus on securing higher retransmission consent fees was another key driver of results. 30% of our subs were up for renewal in 2015. During the quarter, we reached new agreements with a number of pay TV providers that were significant and will set the pace for 2016 when 60% of our subs are up for renewal.

We have some of the highest rated channels in the country including local news, sports, and original entertainment programming, and we are confident in our ability to generate increased value from pay TV providers.

During the quarter, we also reached an agreement with the ABC television network that renews or extends our existing affiliations in all 12 of our ABC markets through the year 2021. The majority of our network affiliate agreements are effective for years and I believe our significant scale and highly rated content positions us well to achieve continued and sustainable net retransmission consent fee growth. Our teams have done an outstanding job integrating the legacy companies and we're largely completed on our systems implementation including traffic, finance digital, and business performance tools.

During our investor day earlier this year, we said that on a run-rate basis, we expected to achieve approximately $35 million of LIN synergies by year end. And with less than a quarter to go, we have realized greater revenue and cost synergies and now expect to be at a year-end run rate of approximately $40 million. As a result, we expect to exceed our fully synergized run rate of $70 million.

It is important to note that excluding our digital business and our two non big-four affiliated markets, our stations' operating broadcast cash flow margin was 34% in Q3 and will increase further once our merger synergies are fully realized.

In our last earnings call, we discussed our efforts to evolve our digital business with the intent of returning the revenue growth in the second half of the year. Our national digital business has achieved significant organic growth in prior years; however, due largely to the impact of programmatic digital trading platforms, our national media business has been negatively impacted. As a result of this changing environment for online display advertising that is driving down market pricing, we recorded a $53 million non-cash impairment charge to goodwill recorded as part of the Media General/LIN merger.

Our losses on our national digital business were $12 million for the first three quarters of the year have been reducing each quarter and were $3 million in Q3. We have taken steps to restructure and further integrate our digital businesses focusing on native, video, and social advertising with our Federated Media and HYFN portfolio companies. Our product refocus and restructuring including combining locations, rationalizing infrastructure, and building a team with expertise in these premium products and services, is resulting in a tangible turnaround.

In the third quarter, digital revenues increased 3% year over year to $44 million, which is 20% higher than Q2 digital revenues and 45% higher than Q1 digital revenues. We continue to view digital marketing as a strategic complement to our leading local television business.

Turning for a moment to Spectrum, the FCC released the final opening bids for the Incentive Auction on October 16. Along with the prices, they finalized several rules and confirmed that the reversed auction will take place in the spring of 2016 as we expected. The new opening bid prices

did change in some of our markets but on the whole, did not impact our previous estimates. We continue to work our Spectrum market model and plan to participate in the auction given we have a number of stations in high demand markets.

Looking ahead to the fourth quarter, core broadcast pacing, on an as adjusted basis and excluding political, is up 2.5% and digital is pacing up in the high teens. We believe TV pacing will continue to improve as order replacements were early last year due to a heavy political.

I would like to comment on the overall local TV space. The core ad revenue continues to grow as local TV remains a very effective and efficient advertising vehicle. I would urge investors to think about the differentiation of our business to other areas of media and not lump us all together. The fact is our local news, syndicated network, and sports programs are highly viewed and our unique programming wheel has withstood unlimited cable and digital video choices.

We remain the highest consumed single channels in our local markets and our unique offering will continue to be a very effective advertising tool in the future. The addition of digital content and advertising is incremental to our core business, and the underpayment of sub fees based upon our high viewership levels is a fact. We are confident that our industry niche and our particular Company's unique assets and opportunity sets us apart.

In summary, 2016 is poised to be a very exciting year with the additional synergies from the LIN/Media General merger, revenue increases from 60% of our pay TV subscribers renewing, a robust presidential election, and the return of Summer Olympics on our 14 NBC stations. Given our significant footprint in highly contested political markets such as Ohio, Iowa, Michigan, and Florida, continue to improve and in station and digital operations, and our potential spectrum value, I believe Media General is the best positioned local media company for growth and success.

Finally, before I turn the call over to Jim, I would like to briefly discuss the latest developments with respect to the Meredith transaction and subsequent Nexstar proposal. As you know, we have a binding merger agreement in place with Meredith and our Board continues to recommend the Meredith transaction. As we announced in mid October, Media General reached an agreement with Meredith that allows for the mutual exchange of certain non-public information with Nexstar. This agreement allows our Board and advisors to more fully evaluate Nexstar's proposal and at the same time allows Nexstar to perform due diligence on the key value drivers for our Company.

On October 19, we signed a nondisclosure agreement with Nexstar as permitted under our agreement with Meredith and are exchanging information with Nexstar. As that process continues, Management and the Board are working diligently and are focused on achieving the best results for our shareholders.

With that, let me remind you that today's call is to discuss our third-quarter results, so I ask that you please limit your questions to that topic. Thank you in advance. Now I would like to turn the call over to Jim.

Jim Woodward - *Media General, Inc. - CFO*

Thank you, Vince, and good morning, everyone. Before I begin, I would like to draw your attention to the explanation of GAAP results in our press release. As we've done in past quarters in order to help you make more meaningful comparisons, we've provided supplemental combined company financial information on the investor relations page of our website, mediageneral.com. The as adjusted amounts reflect those assets we currently operate. We believe the same asset comparison provides a more transparent and complete basis by which to analyze our current operating results. My comments today are going to focus on the combined company using the supplemental combined company financial information.

Our total net revenues of $322 million were in line with our guidance. As Vince mentioned, excluding the $27 million decline in political advertising revenues from 2014, total net revenue increased 7%. Including political advertising, total net revenues declined 2% year over year. Excluding political, our net broadcast revenues grew 8%, and core time sales grew 4% year over year. Overall, our total net broadcast revenues were in line with our guidance at $278 million in the third quarter.

Diving deeper into our revenues, net local revenues increased 11% to $212 million compared to $191 million in the prior year. Key factors were growth and retransmission consent fees and higher local advertising revenues. Net national revenues were essentially flat at $52 million.

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Our top-10 categories were up 5% year over year. Automotive advertising, our largest category, grew 7% in the third quarter compared to the prior year and represented 28% of net broadcast revenue. The increase was driven by both domestic and foreign manufacturers continuing their year-long push to sell more cars.

Net political revenues were $5 million during the third quarter compared to $32 million in the prior year. Net digital revenues, which include our TV station websites, grew 3% to $44 million in the third quarter. As Vince mentioned, our plans to retool our digital business have been effective and we're back on track to achieving growth.

We did record a $53 million non-cash goodwill impairment charge related to our digital business. In response, we've introduced new products and restructured the business resulting in a restructuring charge of $1.1 million during the quarter. Our restructuring of the business is expected to reduce operating costs by approximately $5 million on an annual basis. The impairment charge does not impact the Company's liquidity and our digital business is on pace to achieve higher revenue growth than in previous quarters.

Some more on expenses. Excluding the increase in programming fees paid to networks, our operating expenses and SG&A for the quarter increased 4%. We continue to manage our expenses effectively and the integration teams are ahead of plan realizing merger-related synergies. Including programming fees paid to networks, our operating expenses for the quarter increased 11% to $222 million.

BCF for the quarter was $90 million compared to $115 million in the third quarter of 2014 when we generated significant political advertising revenues. Corporate and other expenses, excluding stock-based compensation, was $9 million compared to $11 million in the prior year. The primary driver of the year-over-year decline reflects our work to realize merger-related synergies.

Adjusted EBITDA decreased $23 million to $81 million in the quarter compared to $104 million in the prior year. Again, this was primarily driven by the year-over-year decline in political spending.

Turning to Media General's debt and key credit metrics, as of September 30, 2015, we had cash on hand of $38 million and $147 million of availability under our revolver. Our net debt at the end of the quarter was just under $2.2 billion. During the quarter and year to date, we repaid $42 million and $178 million respectively of debt. Leverage, as defined under our senior credit agreement, was 5.07 times.

Also during the third quarter, we continued our previously announced share repurchase program. Cumulatively through the end of the quarter, we repurchased 2.1 million shares for approximately $34 million. As we've stated previously, the strength of our cash flows allows us to consider and implement return of capital plans, invest in the business, and pay down debt.

Focusing on the outlook for the fourth quarter. If you exclude political advertising revenues for both years, we expect net revenues to increase in the range of 11% to 15% versus the fourth quarter of 2014. Our net political revenue in 4Q of 2014 was $62 million. Including political, we expect net revenues to decrease in the range of 2% to 5% compared to net revenues of $384 million in the fourth quarter of 2014. Net digital revenues are expected to increase 9% to 16% compared to the $46 million in the fourth quarter of 2014.

For expenses, we expect that direct, operating, and SG&A, excluding programming fees paid to the networks, will increase in the range of 3% to 5% in the fourth quarter. Including programming fees paid to the networks, we expect that direct, operating, and SG&A will increase in the range of 12% to 14% compared to expenses of $204 million in the fourth quarter of 2014.

We expect corporate expenses excluding stock-based comp to be between $8 million and $9 million, and given our significant NOL balance, we do not expect to pay any significant cash taxes. For the full-year 2015, we expect capital expenditures to be about $55 million. Lastly, we remain confident in our 2015/2016 free cash flow guide of $540 million to $600 million.

Before I hand it back to the operator for Q&A, I want to reiterate what Vince mentioned earlier that today's call is to talk about earnings. We ask that you please focus your questions on our results. With that, we will be happy to take your questions. Operator?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

We can take our first question from Marci Ryvicker with Wells Fargo. Your line is open.

Marci Ryvicker - *Wells Fargo Securities - Analyst*

Thank you. I have a couple. The first question, you made a comment on the better synergies from LIN and Media General. Can you talk about where that might be coming from? That's the first question. The second is, I'm assuming that you are out of the market and cannot repurchase shares with all of the transaction stuff going on. And then the third question is, can you walk us through the expense guide for the fourth quarter, maybe just focus on what core operating expenses are at the TV Station Group and maybe what's layered on top of that? Thank you.

Vince Sadusky - *Media General, Inc. - President and CEO*

Good morning, Marci. So, yes, I'll take the first couple of questions and hand it over to Jim to talk about expenses. On the synergy side, it was the combination of achieving cost synergies earlier. So things like preferred contracts, acceleration of facilities consolidation, it was that bad on the cost side as well as on the revenue side as well, primarily doing better on retransmission fees than we originally anticipated. With regard to your second question on share repurchases, we're going through this process right now so we view ourselves to be in a blackout period. And then with regard to expenses, I'll let Jim go ahead and handle that.

Jim Woodward - *Media General, Inc. - CFO*

Thank you, Vince. Good morning, Marci. For the Q4 expense guidance, we said the range excluding the programming fees to the networks is going to be up 3% to 5% in Q4. What drives that? We have made some investments in the business including content centers and building out a national sales team and a research and programming department, but also included is that is the publisher cost for the increased digital revenues, so if you were to exclude that, we are flat quarter to quarter.

Marci Ryvicker - *Wells Fargo Securities - Analyst*

Got it. Thank you.

Vince Sadusky - *Media General, Inc. - President and CEO*

Thank you.

Operator

We can take our next question from James Dix with Wedbush Securities. Your line is now open.

James Dix - *Wedbush Securities - Analyst*

Hello. Good morning, guys. I guess just first on the ad market, can you give a little bit of color on the change in growth you're seeing in your pacings for the fourth quarter, which is the pretty good growth you saw in the third? And then I guess just related to that, if I could just know, when you

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talk about core and excluding political, do you make any attempt to assess how much displacement occurs by the political or are you just pulling it all out and then talking about it in that regard?

And then my last one, actually my second one is, when you look at your digital revenue, roughly how much of that is essentially ad sales or driven by the advertising sales as opposed to other services that you provide? And I'm curious of those ad sales, how much of those are related to sales of what you would call video advertising as opposed to other types of advertising? And then I had one follow-up on spectrum, but I'll just stop there.

Vince Sadusky - *Media General, Inc. - President and CEO*

Okay, sure thing. So with regard to the color on the ad market, we had mentioned our core was pacing up 2.5% for the fourth quarter. Local was pacing stronger than national. With regard to where it's coming from, auto is very strong again for us in terms of pace for the fourth quarter. Ford had its best September in 15 years, gas prices are low, Ford and Chevy in particular are selling a lot of trucks and SUVs, so that's been a driver. But also, retail is up, services are up, as well. With regard to the core measurement, excluding political, it is very difficult to make a determination around how much of that is incremental versus non-incremental. So when we talk about political, we pull political out of both years. So we're just looking at our advertising revenue X was categorized as political for both periods. And then with regard to digital ad revenue, 100% of our digital revenue is related to ad sales. We don't provide technology as a service.

We're not in that kind of business. We are in the marketing and advertising solution business on digital which we believe is complementary to what our business is on television. And then finally, I think you had asked the question about what percentage of that digital ad revenue, those digital ad sales are video, and I think it's about 25% or so is video. And video is clearly the growth opportunity on a go forward basis we believe, and given our extensive ad inventory on the video side for our owned and operated television station group and the focus we've had on video being a big part of our transformation in our national group through Federated Media, I think that's an exciting opportunity. I think we are in the right place.

James Dix - *Wedbush Securities - Analyst*

Okay. Great. That's very helpful. On the spectrum, what are the next milestones that we should be expecting from you on that? I know this filing date is coming up with the FCC. Should we expect to get any type of public update from you on any types of agreements you're entering into or is that prohibited? I just want to make sure that as we move toward March, we are generally aware of what we should be looking for from you in terms of that process and disclosure to investors.

Vince Sadusky - *Media General, Inc. - President and CEO*

Sure thing. So what we said about the spectrum auction is we plan to participate. We continue to believe the auction could present some opportunities for us to monetize some of our spectrum, and also have a negligible impact on our ongoing ability to generate cash flow from our continuing television business. Given the uniqueness of our station portfolio in certain markets where we definitely believe we'll have high demand based on the FCC's established opening bid price. But it's certainly very complex and really difficult to predict outcomes.

For example, we don't even know what bid clearing the FCC will set. But we do think we have a reasonable chance in some of our markets will need to have spectrum leader and our pricing may be cleared for us. As far as what you would see from us, the bidding strategy is something that is very important for us to keep confidential. The level of our participation in particular markets is something that's important for us to internally evaluate and not share with folks. So it will be a process that's largely done internally other than the required public filings.

James Dix - *Wedbush Securities - Analyst*

Okay. Great. And just one follow-up. I might could take it that you at this point, you are basically kind of reaffirming the range of values that you talked about at your investor day as far as the spectrum goes. And that's it for me. Thanks.

Vince Sadusky - *Media General, Inc. - President and CEO*

We have not changed our view from investor day around the relative attractiveness of the markets. And in fact, opening bid prices, which are certainly not the final indicator of what value will be, by any means, but it is a data point, and the opening bid prices in many of our markets were higher than we had initially outlined. But you know, all that said we think we've got a reasonable shot at some of these markets. We'll need to have spectrum cleared in that we've got a chance in having our prices cleared but in the end it's impossible to know exactly where it will end up.

James Dix - *Wedbush Securities - Analyst*

Great. Thanks very much.

Vince Sadusky - *Media General, Inc. - President and CEO*

Sure.

Operator

Our next question is from Tracy Young with Evercore ISI. Your line is open.

Tracy Young - *Evercore ISI - Analyst*

Yes. Hi. Is there any way for you to give us a political number for Q4? The primary has just ended. Do you have a sense of what the political number could be for Q4? And then, your number for digital is in line with what I expected, but could you talk a little bit more about the impairment? Is there any change in strategy from the digital side? Thanks.

Vince Sadusky - *Media General, Inc. - President and CEO*

Yes, so on the political, we don't give a fourth-quarter number but I can offer up some color. Political in the third quarter over achieved our internal estimates due to certain races. So when you've got a nice large footprint like we do in interesting markets where there could be a material spend, we saw things like a heated mayor's race in Nashville that we never would've predicted, state-wide open seats in the Virginia market, and even some early presidential spending in Iowa, South Carolina for Marco Rubio and Hillary, and things like the marijuana issue that was on the ballot in the State of Ohio.

Looking ahead to the fourth quarter, political is again pacing ahead of our internal estimates, and a good amount of that also has to do with Presidential primary spending. With regard to the digital business, look, I mean, we have a very positive outlook for our digital business. We've got a -- we've built a great team headquartered here in New York City. They've been working diligently with advertisers to identify marketing opportunities on the premium side through our significant digital and TV footprint. We've been delivering campaigns that have exceeded advertiser expectations, and we've got a strong pipeline of new business for the fourth quarter and the first half of 2016, which we believe is the right business line to be in, and we think will meaningfully contribute to the growth of our digital business going forward.

Tracy Young - *Evercore ISI - Analyst*

Okay. Thank you.

Vince Sadusky - *Media General, Inc. - President and CEO*

Sure.

Operator

Our next question is from Barry Lucas with Gabelli & Company. Your line is open.

Barry Lucas - *Gabelli & Co. - Analyst*

Thanks, and good morning, Vince. I've got a couple of questions on auto because it is such an important part of your business. So core advertising up 4% in Q3, pacing plus 2.5% in fourth quarter. And auto, you did pretty well in the third quarter. Auto is accelerating or decelerating in 4Q?

Jim Woodward - *Media General, Inc. - CFO*

Auto, I think we mentioned was up about 7% or so in the third quarter, and it's pacing up about the same percentage in the fourth quarter.

Barry Lucas - *Gabelli & Co. - Analyst*

Okay. With 28% of your roughly revenues coming from auto, how would that compare in the digital side of your business? Are you getting a comparable share of auto business in digital or is that an opportunity down the road?

Jim Woodward - *Media General, Inc. - CFO*

The auto is significant for digital as well. We are running several significant campaigns for US automakers right now on our digital ad network. But it's a smaller percentage. If I had to guess, I'd say probably in the 10% plus range in terms of total digital ad dollars by the auto category.

Barry Lucas - *Gabelli & Co. - Analyst*

Okay. Thanks. Let me just switch gears quickly. Maybe not specifically about the transaction, but there are some rules that came out of the FCC with regard to discussions amongst participants in the auction and I am just wondering how that might affect you if deals are not inked or if deals are in flux. How can you discuss strategies with either Meredith or potentially with Nexstar?

Vince Sadusky - *Media General, Inc. - President and CEO*

We don't think that the rules will impact our strategic conversations at this point. There are certain rules that have been laid out in terms of having conversations with competitors around channel sharing and when those conversations need to end. We believe at the moment the strategic transaction that we've outlined with Meredith does not preclude us from having those conversations with others.

Barry Lucas - *Gabelli & Co. - Analyst*

Okay. Thanks very much.

Operator

Thank you, ladies and gentlemen. This does conclude the question-and-answer session. I would like to turn the program back over to Media General, Inc.'s CEO for closing remarks.

Vince Sadusky - *Media General, Inc. - President and CEO*

Thank you, everyone, for participating today. We look forward to updating you throughout the quarter. Thank you.

Operator

Thank you for your participation. This does conclude today's program. You may disconnect at any time.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. ("Media General") or Meredith Corporation ("Meredith"). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation.) after closing) ("Meredith Media General"), Meredith and the other parties thereto (the "Merger"), Media General, Meredith Media General and Meredith intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Meredith and Meredith Media General with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General's Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General's Investor Relations contact, Courtney Guertin, Marketing & Communications Director, at 401-457-9501. The documents filed by Meredith may also be obtained for free from Meredith's Investor Relations web site (http://ir.meredith.com) or by directing a request to Meredith's Shareholder/Financial Analyst contact, Mike Lovell, Director of Investor Relations, at 515-284-3622.

PARTICIPANTS IN THE SOLICITATION

Media General and Meredith and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or Meredith in connection with the Merger. Information about Media General's directors and executive officers is available in Media General's definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Information about Meredith's directors and executive officers is available in Meredith's definitive proxy statement, dated September 26, 2014, for its 2014 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.

Statements in this press release regarding Media General, Meredith and Meredith Media General that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the methods Meredith Media General will use to finance the transaction, the impact of the transaction on Meredith Media General's anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management's estimates, assumptions and projections, and are subject to significant

uncertainties and other factors, many of which are beyond the control of Media General and Meredith. In particular, projected financial information for the combined Meredith Media General is based on management's estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Meredith Media General's ability to achieve the synergies and value creation contemplated by the proposed transaction; Meredith Media General's ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

For more discussion of important risk factors that may materially affect Media General, Meredith and Meredith Media General, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Media General's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Media General, Meredith or Meredith Media General. None of Media General, Meredith nor Meredith Media General assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.